Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             ) *

PlanVista Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72701P105

(CUSIP Number)

Victor A. Zollo, Jr., DePrince, Race & Zollo, Inc.

201 S. Orange Ave., Suite 850

Orlando, FL 32801

407-420-9903

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 72701P105	Schedule 13D	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person DePrince, Race & Zollo, Inc. 59-3299598

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO – Funds of Investment Advisory Clients

5.	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(c) or 2(e)	☐

6.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 5,927,900 9. Sole Dispositive Power None 10. Shared Dispositive Power 5,927,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,927,900

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 35.35%

14.	Type of Reporting Person* IA

CUSIP No. 72701P105	Schedule 13D (continued)	Page 3 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Gregory M. DePrince

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO, PF

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(c) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 31,300 8. Shared Voting Power 5,927,900 9. Sole Dispositive Power 31,300 10. Shared Dispositive Power 5,927,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,959,200

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.54%

14.	Type of Reporting Person* IN

CUSIP No. 72701P105	Schedule 13D (continued)	Page 4 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John D. Race

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO, PF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(c) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 167,700 8. Shared Voting Power 5,927,900 9. Sole Dispositive Power 167,700 10. Shared Dispositive Power 5,927,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,095,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 36.35%

14.	Type of Reporting Person* IN

CUSIP No. 72701P105	Schedule 13D (continued)	Page 5 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Victor A. Zollo, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO, PF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(c) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 66,580 8. Shared Voting Power 5,927,900 9. Sole Dispositive Power 66,580 10. Shared Dispositive Power 5,927,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,994,480

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.75%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item	1. Security and Issuer

(a)  Name of Issuer:

PlanVista Corporation

(b)  Address of Issuer’s Principal Executive Offices:

3501 Frontage Road

Tampa, FL 33607

(c)  Title and Class of Securities:

Common Stock

Item	2. Identity and Background

(a)  Name:

DePrince, Race & Zollo, Inc. (“DRZ”)

Gregory M. DePrince

John D. Race

Victor A. Zollo, Jr.

(b)  Business Address:

201 South Orange Ave., Suite 850

Orlando, FL 32801

(c)  Present Principal Employment:

DRZ:	Registered Investment adviser

Gregory M. DePrince:	Executive Vice President of DRZ

John D. Race:	Executive Vice President of DRZ

Victor A. Zollo, Jr.:	President of DRZ

201 South Orange Ave.

Suite 850

Orlando, FL 32801

(d)  Record of Convictions:

During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)  Record of Civil Proceedings:

Following a routine examination of DRZ, SEC staff expressed the view that DRZ and John D. Race had not updated its Form ADV and existing procedures under Investment Advisers Act Rule 204A with sufficient promptness and detail to address Mr. Race’s service as a director of the Issuer. DRZ revised its Form ADV and applicable procedures accordingly. In addition, on June 12, 2002, DRZ and Mr. Race agreed to the entry of an order by the SEC that they cease and desist from any violations of Investment Advisers Act Sections 204 and 204A and related Rule 204-1. The order requires DRZ to retain an independent consultant who will review DRZ’s pertinent internal policies and to agree to implement any recommendations that the consultant might make.

(f) Citizenship:

DRZ is a Florida corporation. Gregory M. DePrince, John D. Race, and Victor A. Zollo, Jr. are citizens of the United States.

Item	3. Source and Amount of Funds or Other Consideration

Gregory M. DePrince, Victor A. Zollo, Jr. and John D. Race all own shares of the Issuer in their individual capacity. DRZ directed the purchase of 5,907,900 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $49,229,182. All of the shares were paid for by cash assets in the respective clients’ accounts. Of these shares, 553,500 shares with an aggregate purchase price of $3,797,712 are restricted. In addition, DRZ directed the purchase of 20,000 shares of the Issuer for it Employee Profit Sharing Plan for an aggregate purchase price of $62,900.

Item	4. Purpose of Transaction.

The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons

The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although one or more of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than is necessary. John D. Race served on the Board of Directors of the Issuer from October 10, 2000 to March 12, 2003.

Item	5. Interest in Securities of the Issuer

(a) Amount and percentage beneficially owned:

DRZ:	5,927,900	35.35*
Gregory M. DePrince:	5,959,200	35.54*
John D. Race:	6,095,600	36.35*
Victor A. Zollo, Jr.:	5,994,480	35.75*
* Disclaims beneficial ownership of these shares

(b) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

DRZ:	none
Gregory M. DePrince:	31,300
John D. Race:	167,700
Victor A. Zollo, Jr.:	66,580

(ii) shared power to vote or direct the vote:

DRZ:	5,927,900
Gregory M. DePrince:	5,927,900
John D. Race:	5,927,900
Victor A. Zollo, Jr.:	5,927,900

(iii) sole power to dispose or to direct the disposition:

DRZ:	none
Gregory M. DePrince:	31,300
John D. Race:	167,700
Victor A. Zollo, Jr.:	66,580

(iv) shared power to dispose or direct the disposition:

DRZ:	5,927,900
Gregory M. DePrince:	5,927,900
John D. Race:	5,927,900
Victor A. Zollo, Jr.:	5,927,900

Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. with respect to all of the DRZ shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investments by Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. on their own behalf. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

(c) A schedule of transactions effected in the last sixty days is attached hereto.

(d) Ownership of More than Five Percent on Behalf of Another Person:

The investment advisory clients and Employee Benefit Plan have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person’s knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

(e) Ownership of Less than Five Percent:

Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of their investment advisory agreements with their clients, DRZ have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. All the advisory agreements are pursuant to a standard form.

Item	7. Material to be Filed as Exhibits

Exhibit A – 60 days of trading.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2003

DEPRINCE RACE & ZOLLO, INC.

By:	/s/ VICTOR A. ZOLLO, JR.
Victor A. Zollo, Jr., President

Gregory M. DePrince, Individually

By:	/s/ GREGORY M. DEPRINCE
Gregory M. DePrince

John D. Race, Individually

By:	/s/ JOHN D. RACE
John D. Race

Victor A. Zollo, Jr., Individually

By:	/s/ VICTOR A. ZOLLO, JR.
Victor A. Zollo, Jr.

Exhibit A – 60 days Transaction Summary

DEPRINCE, RACE & ZOLLO, INC. TRANSACTION MADE AS INVESTMENT ADVISOR ON BEHALF OF CLIENTS

From 1/11/03 To 3/12/03

Transaction	Security	Date	Trade Amount
Sell	PlanVista Corp.	3/12/03	$14,288